Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

The following communication was made available to all employees at Woodward, Inc. on the company’s intranet starting on January 14, 2020.

Member FAQ

1.	Why are we merging with Hexcel? Why now?

•	We are merging with Hexcel because we truly believe that we will be stronger together.

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Our focus on innovative control systems is a natural fit with Hexcel’s leadership in advanced lightweight materials, as the future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions and enhanced safety. A combined Woodward Hexcel will be at the forefront of this evolution, with greater resources to support evolving customer needs and drive enhanced investment in innovation.

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The combined company will be a premier advanced materials and control solutions provider – and a top aerospace and defense suppliers globally by revenue – focused on technology-rich innovations that deliver smarter, cleaner and safer customer solutions.

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Building on each company’s strong existing positions on best-in-class product platforms, the combined company will have greater depth and balance of customer relationships across the aerospace and industrial sectors, with significant opportunities for cross-selling and to enhance customer relationships.

2.	Who is Hexcel?

•	Hexcel is a leader in manufacturing advanced composite materials for the commercial aerospace, space and defense and industrial sectors.

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Their leadership in advanced lightweight materials is highly complementary with our innovative control systems, as we are both focused on enabling smarter, cleaner and safer solutions for our customers across the aerospace and industrial sectors.

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Together, the combined company will be well positioned to accelerate innovation in aerodynamics and propulsion efficiencies, support key customer needs and propel the future of flight and energy control.

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Woodward and Hexcel also share highly complementary cultures that value collaboration, respect and a steadfast dedication to customers, and share a commitment to operational excellence and exceptional performance.

3.	What will the combined company be called and who will lead it?

•	The combined company will be named Woodward Hexcel, and will be a true partnership. This is reflected in the structure of the combined company.

•	Nick Stanage, Chairman, Chief Executive Officer and President of Hexcel, will serve as CEO of the combined company, and Tom will serve as Executive Chairman until the first anniversary of the closing of the merger at which time he will be retiring from the company, and will transition to non-executive Chairman of the combined company. Two years after the merger, Mr. Stanage will also become Chairman of the Board.

•	The combined company’s Board of Directors will have 10 members, consisting of five directors from each company, including Tom and Nick.

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The combined company will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both organizations, and we are confident that the complementary nature of our businesses will minimize operational disruption.

4.	Where will the combined company be headquartered?

•	Woodward Hexcel will be headquartered in Fort Collins, Colorado.

5.	Why isn’t Tom becoming CEO? Is this an acquisition by Hexcel? By Woodward?

•	No. We view this as a true merger of equals.

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Following the transaction, existing Woodward shareholders will own approximately 55% of the combined company on a fully diluted basis and Tom will serve as Executive Chairman and will be collaborating closely with Nick on integrating the two companies and growing the combined businesses. After the first anniversary of the closing of the merger Tom plans to retire from the company, and transition to non-executive Chairman.

•	Tom and our Board of Directors are confident Nick is the right CEO for the combined Woodward Hexcel.

6.	How will this transaction impact me?

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Once the transaction closes, members of both companies will benefit from being part of an industry leader with greater scale, a well-balanced portfolio and increased resources for innovation and growth.

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But for now, it will be business as usual at Woodward. We will continue to operate as separate companies, and it is essential that we remain focused on our day-to-day responsibilities, including safety, quality and serving our customers with the same dedication as we have always done.

•	We will have more to share once the transaction is closed.

7.	When will the merger be completed?

•	The transaction is subject to the approval of a majority of the shareholders of both Woodward and Hexcel, as well as other customary closing conditions, including required regulatory approvals.

•	We expect the transaction to close in the third calendar quarter of 2020, subject to satisfaction of these conditions.

•	Until then, we will continue to operate as two separate companies.

8.	What is being worked upon between now and closing? What about after closing?

•	Between now and close we will continue to work through the required filings, regulatory approvals and integration plan so we can quickly begin integrating the two businesses one the merger closes.

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Woodward and Hexcel will establish a dedicated integration team to ensure a seamless integration post closing. Integration efforts will be led by Bob Weber, Vice Chairman of Woodward, and Rob Hennemuth, Executive Vice President of Human Resources and Communications at Hexcel.

9.	Will any Woodward facilities be closing?

•	We don’t expect the merger to impact our facility footprint.

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Will there be layoffs as a result of the transaction? How will I know if I still have a job? If I am not offered a career opportunity at the new combined company, will I be provided with a severance package?

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As with any transaction like this, there will be some changes, but it is too early to speculate about details, as we will be discussing integration plans over the coming months. However, we do anticipate a consolidation of our corporate staffs.

•	We are committed to a fair and thoughtful integration process and to treating members and employees from both companies with respect and transparency.

11.	How does this impact our industrial business?

•	Both Woodward and Hexcel have very attractive Industrial businesses, which together would have generated pro forma sales of approximately $1.3 billion dollars in 2019.

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Our two companies share a similar strategy within Industrial to leverage our strong R&D investment, innovative technology and expertise across strategic Industrial markets to drive incremental development opportunities.

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Whether aerospace or Industrial, both Woodward and Hexcel are working to support the drive to develop more environmentally friendly air travel and power generation as fuel efficiency and lightweighting continue to gain urgency and greater importance with our customers, and with the owners and operators.

12.	Will my benefits package change as a result of the transaction? Will my present paid time-off benefits (e.g. vacation, holidays) continue?

•	Current programs will remain in effect until the close of the transaction. Any future changes to benefits are unknown at this time.

13.	Will Woodward members remain at current work locations after close? Will any be transferred to Hexcel locations?

•	It’s too early to get into these kinds of details, as we will be discussing integration plans over the coming months as we near the transaction close.

•	We are committed to keeping all of our members informed and to running a transparent integration process.

14.	Where can I find more information about the merger?

•	We encourage you to visit the Intranet for additional details on the merger, and, as always, please do not hesitate to reach out to company leaders with any additional questions.

•	We are committed to keeping you all informed, and will be communicating more details in the coming weeks and months.

15.	What should we do if someone from the media asks about the deal?

•	Please do not discuss or speculate on this transaction publicly. Direct any media inquiries to Tracy Gohari (Tracy.Gohari@woodward.com) or Don Guzzardo (don.guzzardo@woodward.com).

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe

Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.